

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via Facsimile
Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

>   **Re: Skilled Healthcare Group, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 14, 2011**
>   **Form 10-Q for the quarterly period ended June 30, 2011**
>   **Filed August 1, 2011**
>   **Form 8-K**
>   **Filed September 8, 2011**
>   **File No. 001-33459**

Dear Mr. Ghose:

We have reviewed your response letter dated September 8, 2011 and your filings and have the following comments. As noted in our letter dated March 15, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Industry Trends, page 22

1. We note your response to comment one from our letter dated August 30, 2011. Per your statements, the CMS' 11.1% reimbursement rate cuts were specific to skilled nursing facilities and that your assisted living business is not dependent on Medicare reimbursement. In particular, on page 26, you disclosed that your assisted living facilities generate revenue primarily from private pay sources. We refer you to your response to comment 11 from our letter dated March 15, 2011, in which you concluded that each of your facilities is a component of the long-term care segment and can be aggregated into a

single reporting unit based on their economic similarities. In light of the payor differences between your skilled nursing facilities and your assisted living facilities, it is unclear to us how these components are economically similar and can be aggregated into a single reporting unit. In order that we may better understand the basis for your conclusion, please provide us your quantitative analysis that illustrates that these facilities are economically similar. In this regard, we note that your prior analysis was based primarily on qualitative considerations.

Form 8-K
Filed September 8, 2011
Exhibit 99.1.2

2. We note your response to comment two from our letter dated August 30, 2011, and your statements that you "embarked upon and anticipate completing an interim goodwill impairment test in connection with the preparation and review of (y)our financial statements to be included in (y)our Form 10-Q for the quarter ended September 30, 2011, taking into account all the factors (we) noted…and other relevant considerations. If the results show that an impairment exists and disclosures are required, they will be included in that Form 10-Q." However, as of the date of your response letter, you also filed a Form 8-K in which you stated that your revised 2011 guidance assumes "no goodwill or intangible asset impairment charge." It is unclear to us why you issued a revised 2011 guidance predicated upon no goodwill or intangible asset impairment charge, pending completion of an interim goodwill impairment test in light of potential goodwill impairment indicators. Please advise us, or qualify your disclosures in your Form 8-K as appropriate.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

 Larry Spirgel
Assistant Director